Hungarian Telephone and Cable Corp.

1201 Third Avenue, Suite 3400

Seattle, WA 98101-3034

January 9, 2009

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Celeste M. Murphy, Legal Brach Chief, Division of Corporation Finance

Re: Hungarian Telephone and Cable Corp. Form 10-K for the fiscal year ended December 31, 2007, File no. 1-11484

Form 8-K/A filed on August 11, 2008, File no. 1-11484

Dear Ms. Murphy:

We have received your letter dated December 24, 2008 in connection with the examination by the Securities and Exchange Commission of the filings of Hungarian Telephone and Cable Corp. (the “Registrant”) noted above. Our responses to your comments are as follows:

Form 10-K for the Fiscal Year ended December 31, 2007

Other Financial Statements

1.	We note the disclosure of the acquisition of Matel Holdings, “the Invitel Acquisition”, on April 27, 2007 in Note 2 to the financial statements of Hungarian Telephone and Cable Corp at page F-28. It appears that this transaction meets the definition of a significant business acquisition at a level in excess of 100% based on the purchase price. Tell us how you evaluated the guidance in Rule 3-05(b)(4) of Regulation S-X to continue to include audited results of operations of Invitel for periods prior to the purchase date in your filings.

Registrant Response: As communicated to the Registrant in a telephone conversation on January 6, 2009, the Registrant understands that the SEC staff has withdrawn this comment.

Hungarian Telephone and Cable Corp.

Statements of Operations, page F-8

2.	It appears that your presentation of cost of sales excludes depreciation and amortization for property and equipment that is directly attributable to the generation of revenue. If this is true, the statement of operations inappropriately presents a measure of gross margin that excludes depreciation. Please describe for us the nature and amount of each significant component of depreciation and amortization expense. Tell us how you considered the guidance in SAB Topic 11:B.

Registrant Response: All depreciation and amortization expenses are contained within the Depreciation and amortization line item. Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $62.0 million, $23.2 million and $21.3 million, respectively. Amortization expense for the years ended December 31, 2007, 2006 and 2005 was $17.0 million, $2.9 million and $2.7 million, respectively.

Beginning with our quarterly report on Form 10-Q for the quarter ended September 30, 2008, we revised our Cost of Sales line item to indicate that the Cost of Sales amount excludes depreciation. We will not include the Gross Margin line item that indicates gross margin before depreciation in future statements of operations. However, we respectfully suggest to leave the existing disclosure in our financial statements that have previously been filed with the SEC unchanged.

Form 8-K/A Filed August 11, 2008

Exhibit 99.1

Memorex Telex Communications

Financial Statements

3.	We note that you included financial statements of Memorex Telex Communications for the nine months ended December 31, 2007, instead of including audited financial statements for the fiscal year. Tell us how you applied the guidance in Rule 3-05 of Regulation S-X in determining the appropriate periods to include in the Form 8-K.

Registrant Response: We analyzed the acquisition of Memorex Telex Communications AG (the “Memorex Acquisition”) under the three “significant subsidiary” tests (investment, asset and income) in accordance with Rules 3-05 and 1-02(w) of Regulation S-X. Only the asset test exceeded 20% (at approximately 22%). Therefore, we concluded in accordance with Rule 3-05(b)(2)(ii) that only the financial statements for the most recent fiscal year were required to be filed.

We completed the Memorex Acquisition on March 5, 2008. Memorex Telex Communications AG’s fiscal year ended on March 31, 2008. We therefore determined that we would provide audited financial statements for the nine-month period ended December 31, 2007, rather than the full year, as permitted in accordance with Rule 3-06 of Regulation S-X.

The Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Please feel free to contact me at 206-654-2211 with any questions.

Sincerely,

/s/ Peter T. Noone

Peter T. Noone
General Counsel and Secretary